November 19, 2019

Damian Dalla-Longa
Chief Executive Officer
Better Choice Company Inc.
166 Douglas Road E
Oldsmar, FL 34677

       Re: Better Choice Company Inc.
           Registration Statement on Form S-1
           Filed October 28, 2019
           File No. 333-234349

Dear Mr. Dalla-Longa :

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 28, 2019

Halo Acquisition, page 2

1. We note from your disclosure that you plan to acquire 100% of the issued and outstanding capital stock of Halo for aggregate consideration of $40 million. Please revise to include audited financial statements of Halo as well as pro forma financial statements reflecting the planned transaction as required by Rules 8.04 and 8.05 of Regulation S-X.
Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 30

2. You disclose here that your bylaws contain an exclusive forum provision and on page 69 in the "Choice of Forum" section that your amended and restated certificate of
 Damian Dalla-Longa
Better Choice Company Inc.
November 19, 2019
Page 2
      incorporation contains an exclusive forum provision. Please tell us the sections of such provisions in your bylaws and amended and restated certificate of incorporation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Russell Mancuso,
Legal Branch Chief at (202) 551-3617 with any questions.



                                                           Sincerely,
FirstName LastNameDamian Dalla-Longa
                                                           Division of
Corporation Finance
Comapany NameBetter Choice Company Inc.
                                                           Office of
Manufacturing
November 19, 2019 Page 2
cc:       Erika L. Weinberg
FirstName LastName